Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

April 14, 2025

CONFIDENTIAL AND VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wellgistics Health, Inc. Draft Registration Statement

Confidential Submission of the Draft Registration Statement on Form S-1

On behalf of our client, Wellgistics Health, Inc., a Delaware corporation (the “Company”), we hereby submit a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed offering of the Company’s common stock in an amount yet to be determined. Consistent with the procedures of the Commission and applicable provisions of the Securities Act of 1933, as amended, the Draft Registration Statement excludes certain information that will be included in a public filing.

The Company’s Registration Statement on Form S-1 of the Company (File No. 333-280945) (the “IPO Registration Statement”) was fully reviewed by the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on February 14, 2025.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following February 14, 2025, the effective date of the IPO Registration Statement, and that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act. The Company undertakes to publicly file its Registration Statement no later than 48 hours prior to any requested effective date and time.

Thank you for your review and consideration. If you have any questions, please contact me at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Brian Norton (Wellgistics Health, Inc.)

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